Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
			(In Thousands)
Earnings:
Loss from Operations before income taxes	$(4,121.0)	$(16,502.0)	$(8,257.0)	$(9,911.0)	$(10,465.0)	$(3,717.0)
Add:
Interest portion of rental expense (1)	$16.7	$45.4	$22.0	$20.2	$10.9	$0.2
Interest expensed and capitalized	4.0	10.0	3.0	2.0	2.6	-
Amortized premiums related to indebtedness	-	-	-	-	-	-
Amortization of capitalized interest	-	-	-	-	-	-
Less:
Interest Capitalized	-	-	-	-	-	-
Total Earnings	$(4,141.7)	$(16,557.4)	$(8,282.0)	$(9,933.2)	$(10,478.5)	$(3,717.2)

Fixed Charges and Preference Dividends:
Interest portion of rental expense (1)	$16.7	$45.4	$22.0	$20.2	$10.9	$0.2
Interest expensed and capitalized	4.0	10.0	3.0	2.0	2.6	-
Amortized premiums related to indebtedness	-	-	-	-	-	-
Total Fixed Charges	$20.7	$55.4	$25.0	$22.2	$13.5	$0.2
Accumulated dividends to preferred shareholders	147.3	608.3	-	-	-	-

Ratio of earnings to fixed charges and preference dividends	(2)	(2)	(2)	(2)	(2)	(2)
Coverage deficiency (3)	$(4,121.0)	$(16,502.0)	$(8,257.0)	$(9,911.0)	$(10,465.0)	$(3,717.0)

(1) Computation of interest factor of rent expense

Operating rental expense	$186.0	$504.0	$244.0	224.0	$121.0	$2.0
Interest factor (*)	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%
Total	$16.7	$45.4	$22.0	$20.2	$10.9	$0.2

*	Calculated as 9.0% of rent expense, which management believes is a reasonable approximation of the interest factor.

(2)	Due to our losses from continuing operations for the three months ended March 31, 2018 and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 earnings were insufficient to cover fixed charges by $4.1 million, $16.6 million, $8.3 million, $9.9 million, $10.5 million, and $3.7 million, respectively. For this reason, no ratios are provided.

(3)	In each of the years presented, we incurred losses from operations and as a result our earnings were insufficient to cover over fixed charges.

The amount shown represents the amount of the coverage deficiency in each such period.